

August 12, 2013

Via E-mail
Robert Miller
Chief Legal Officer and Corporate Secretary
King Digital Entertainment plc
Fitzwilton House
Wilton Place
Dubline 2, Ireland

> **Re: King Digital Entertainment plc**
> **Draft Registration Statement on Form F-1**
> **Submitted July 16, 2013**
> **CIK No. 0001580732**

Dear Mr. Miller:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need

sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   We note several news articles reporting that you intend to file a registration statement and that you have hired investment banks to pursue an IPO. Given that these articles have occurred prior to the public filing of your registration statement, please provide us with your analysis as to whether you believe these news articles comport with the requirements of Section 5(c) of the Securities Act of 1933. Your analysis should indicate the steps you have performed to keep matters relating to any submission about your offering confidential.

Inside Front Cover Page

4.   Explain to us why you believe that disclosing the number of daily games played is appropriate for your gatefold graphics when you do not discuss this metric elsewhere in your prospectus. Please note that we will contact you separately regarding any additional issues with the graphics in your prospectus.

Summary

Overview, page 1

5.   Please provide support for your claim of leadership in the first sentence. In addition, provide support for your statement:
   - In the first paragraph that Candy Crush is "one of the largest interactive entertainment franchises of all time";
   - In the fourth paragraph that much of the global gaming audience is "attracted to casual titles";
   - In the fifth paragraph that your development process is "unparalleled in your industry";
   - In the first sentence on page 2 that you have a "track record of long-term retention driven by…[y]our proven ability to cross-promote new games"; and
   - On page 79 that the casual gaming category has "historically attracted women between 25 and 55 and both the gender and the age mix are now widening."

6.   Refer to the second full paragraph on page 2. Presentation of non-GAAP or non-IFRS financial measures must include equally prominent disclosure of the most directly comparable GAAP or IFRS measure. Please identify and disclose the comparable IFRS measure for Gross Bookings. Provide similar disclosure for Adjusted EBIT on page 5.

7.   Where applicable, throughout the prospectus, where you refer to certain financial measures as non-GAAP, also disclose, if true, that the measures are non-IFRS.

Industry Background and Our Opportunity, page 2

8.	Please explain what you mean by "dramatically" in the first sentence of the second paragraph. Quantify, if possible. Also clarify what you mean by "a virtuous cycle of discovery" in the third paragraph on page 5.

Massive Player Network and Loyal Customer Base, page 4

9.	Please clarify what you mean by the statement that you "use the same set of algorithmic ROI-driven rules as for paid acquisition."

Risk Factors

A small number of games currently generate…, page 13

10.	You state that your "top three games…accounted for 91% of [y]our gross bookings" but that Candy Crush Saga was responsible for a "substantial majority of such amount." Please expand your risk factor to quantify here and on page 52 the percent of gross bookings accounted for by Candy Crush Saga.

If players do not find our casual game format compelling…, page 15

11.	You disclose that players could lose interest in casual game formats. Please include a separate risk factor that describes the fleeting nature of player interest in casual games and highlights the resulting risk to your revenues and income.

We are dependent on a small number of data center providers…, page 20

12.	We note your dependency on your relationship with the two data centers located in Sweden. It appears that one agreement with your data centers is filed as exhibit 10.13. Please tell us if you intend to file the other data center agreement. Refer to Regulation S-K Item 601(b)(10).

13.	Please tell us why you are referencing subscription services in the last sentence of the second paragraph.

Security breaches could harm our business, page 21

14.	You state that you have experienced attempts to breach the security of your systems. It is unclear to us whether a breach occurred and, if so, whether it was material. Please advise.

Our business is subject to a variety of laws worldwide…, page 24

15.   Refer to the second paragraph in this risk factor. Please provide us the analysis supporting your conclusion that "playing these games does not constitute gambling."

Our directors, executive officers and holders…, page 34

16.   We note that Apax WW Nominees Ltd. and Index Ventures together own over 50% of your ordinary shares. Please tell us whether you will be considered a "controlled company" under the rules of the exchange on which your shares will be listed and disclose in your Summary the percentage voting power after the offering that will be held by existing 5% shareholders, executive officers, and directors.

Market Data and User Metrics, page 37

17.   Regarding the industry data you cite in your prospectus, tell us how you confirmed that the data reflects the most recent available information and whether any of the publications from which the data is extracted were prepared for your company or for the offering.

Use of Proceeds, page 39

18.   You state that you may use the proceeds "for working capital and other general corporate purposes." Please note that Item 3.C of Form 20-F requires that you break down the net amount of the proceeds into each intended use. In this regard, we note that you intend to expand into Asia. To the extent that this is one of the uses under "other general corporate purposes," add appropriate disclosure.

Dilution, page 42

19.   Where you provide the dollar amount of dilution, please also disclose the percentage of immediate dilution resulting from the offering. Refer to Item 9.E.2 of Form 20-F.

Non-GAAP Financial Measures

Gross Bookings, page 46

20.   Please explain your basis for including sales tax in arriving at gross bookings. In this regard, please tell us how the function of collecting and remitting sales tax is related to your operating performance. Also, please tell us the nature of the item(s) included in the "other income" adjustment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Metrics, page 52

21.   In your "Gross Bookings by Geography" graph, you aggregate bookings outside of North America. Please tell us what consideration you gave to separately disclosing and providing a discussion of changes in gross bookings of each geographic area presented on page F-19 of your financial statements. Also tell us what consideration you gave to providing similar information for your other key metrics.

22.   In the fourth paragraph, you disclose that mobile gross bookings increased significantly. Please describe how you use this metric to assess your business and quantify the increase, if practicable.

23.   Please disclose why your Gross Bookings metric is "meaningful." Similarly, disclose why your Adjusted EBIT metric is "useful."

Key Operating Metrics, page 53

24.   You disclose the importance of player retention in your Prospectus Summary and elsewhere in your filing. Please tell us what consideration you gave to quantifying your retention rates for the periods presented, and discussing and analyzing any material changes in retention rates. To the extent that retention rates and the number of existing customers versus new customers are key indicators used by management to monitor your business, revise your MD&A disclosures to include both a quantitative and qualitative discussion of such metrics. If you do not believe these are key metrics, then please explain why. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

25.   We note from the disclosure in the first paragraph that certain unique user metrics will likely count a user who plays on more than one platform more than once. You also state on page 54 that average MUPs for periods before April 2013 exclude Google's Android players. Please tell us how you are able to determine that your metrics, which are subject to "technical limitations," are reliable measurements of your operations and what consideration you gave to including a risk factor highlighting the limitations on the accuracy and comparability of these metrics.

Sustaining and Growing Our User Network, page 57

26.   Please clarify what you mean by "attractive rates of return" and provide support in your document for this statement.

Results of Operations

Years Ended December 31. 2010, 2011 and 2012

Revenue, page 59

27.   We note from disclosure on page 51 that "The majority of [y]our sales of virtual items are consumable in nature, with durable goods making up a relatively small percentage of the total mix." We further note that revenue related to consumable items is recognized at the time the items are consumed which approximates the time of purchase, whereas revenue related to durable items is recognized ratably over the estimated average playing period of paying players. Please tell us and revise to include the following:

- The percentage of the total revenue mix attributed to durable items;
- How you differentiate between consumable and durable items;
- Which of your virtual item types are considered durable items and the typical price, or price range, of these items;
- The estimated average playing period of paying players by game; and
- How you determine that no significant performance obligation remains for each type of consumable item.

28.   We note your presentation of key operating metrics on page 54 for the first quarter of 2013 compared to the corresponding and sequential periods in 2012. Please revise to provide a discussion and comparison of your key operating metrics for each period presented in the filing.

29.   We note that your top three game titles accounted for 61% of your gross bookings in the year ended December 31, 2012. We further note that these game titles accounted for 91% of gross bookings in the first quarter of 2013 and your most popular game, *Candy Crush Saga* accounted for "a substantial majority" of such amount. To the extent that this high concentration of bookings from a limited number of game titles appears to represent a known trend or uncertainty that has had, or will have, a material favorable or unfavorable impact on revenues or earnings, please revise to quantify the relative significance of each game title. Refer to Items 5.A and D of Form 20-F and Section III of SEC Release 33-8350.

30.   We note your disclosure of revenue by mobile, web and other. To the extent that individual platform providers within these categories are significant to your revenues, please revise to quantify revenues by platform provider. For example, disclosures throughout the filing suggest that revenues derived through the Facebook platform account for a significant portion of your revenue however you have not separately quantified such revenue. Refer to Item 5.A of Form 20-F and Section III of SEC Release 33-8350.

Robert Miller
King Digital Entertainment plc
August 12, 2013
Page 7

Costs and Expenses, page 60

31.   We note references to multiple factors underlying changes in your costs and expenses
        without quantification of such factors. For example, you indicate that the $16 million
        increase in research and development "was primarily attributable to increased investment
        in engineering and design talent, increased share-based compensation expense, and
        investment in [y]our studio network with new development studios opening in Barcelona,
        London, and Malmö, as well as the expansion of [y]our existing studios in Stockholm and
        Bucharest." Please revise to disclose the relative significance of each factor where
        multiple factors underlying variances are cited throughout MD&A, including liquidity
        and capital resources. Refer to Items 5.A and B of Form 20-F and Section III of SEC
        Release 33-6835.

Additional Developments Regarding Quarterly Financial Results

Cash and Cash Equivalents, page 64

32.   We note that as of March 31, 2013 you had cash and cash equivalents of $51 million.
        Please tell us and revise to disclose the amount of cash and cash equivalents held by
        foreign subsidiaries as well as the potential income tax consequences of repatriating such
        cash. Refer to Item 5.B of Form 20-F and Section IV of SEC Release 33-8350.

Critical Accounting Policies and Estimates

Revenue Recognition, page 66

33.   Please revise your critical accounting policies and estimates for revenue recognition to
        describe in greater detail the significant estimates and assumptions that management
        makes in determining the estimated average playing period of paying players or estimated
        average life of your durable items.

Share-based Payments

Valuation of Our Ordinary Shares, page 71

34.   When determined, please tell us your proposed IPO price, when you first initiated
        discussions with underwriters and when the underwriters first communicated their
        estimated price range and amount for your stock.

35.   We note your disclosure of the aggregate intrinsic value of the D1 Share options
        outstanding based on the estimated equity valuation per share as of December 31, 2012.
        Please consider revising your disclosure to include the intrinsic value of all outstanding
        vested and unvested options based on the difference between the estimated IPO price,
        when determined, and the exercise price of the options outstanding as of the most recent

balance sheet date included in the registration statement. In view of the fair-value-based method of IFRS 2, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

36.   We note the tables on pages 71 and 72 include the grant date fair value for your D1 Restricted Shares, D1 Share Options and Shadow Options. Please revise your tables to provide the fair value of the underlying ordinary shares at each grant date based on the amounts disclosed in the enterprise valuations beginning on page 73.

37.   We note that you have determined enterprise value using a discounted future cash flow model ("DCFM") and this was "the primary methodology" you used. Please tell us and revise to disclose any other methodologies that you used in your enterprise valuations including any weighting assigned to such methodologies. If no other methodologies were used, please tell us and revise to disclose the reason why such approaches were not used.

38.   Please revise your disclosure for each valuation date to describe and quantify any other significant assumptions used in your DCFM and describe the basis for those determinations. Your disclosures should include quantitative information regarding your assumptions including growth rates and any other assumptions that management believes are material.

39.   We note your disclosure that you allocated the equity value to each share class, on a fully diluted basis, based on their individual class rights in order to arrive at a price per share at each valuation date. Please clarify the allocation methodology used to allocate the equity value to each share class and the basis to support this methodology, including the basis for assuming the conversion of the preference shares and the D1 and D2 shares considering the different rights and preferences of these shares.

40.   We note your disclosure that you considered the valuation metrics of comparable publicly traded companies in determining your enterprise value and that for your equity-based and cash-settled awards the expected volatility assumption is based on the volatilities of comparable public companies in a similar industry. Please address the following with respect to the set of publicly traded companies used in your various analyses:

- Confirm that the same set of comparable publicly traded companies is used in all of your various valuation estimates, such as expected volatility, and update your disclosure accordingly;
- Revise to disclose the basis for the selection of the set of comparable publicly traded companies, what makes them comparable and any limitations or uncertainties over that comparability; and
- Describe any changes to the set of comparable publicly traded companies and explain the reasons for such changes.

41.   We note your disclosure that up until December 31, 2012, you applied a discount for lack of marketability of 10% in determining the fair value of your ordinary shares. Please revise to disclose the discount for lack of marketability used subsequent to December 31, 2012.

42.   Please tell us whether you obtained contemporaneous or retrospective valuations and whether they were performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

43.   When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

44.   For any options granted or other share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk, page 74

45.   You do not provide quantitative information regarding your exposure to foreign currency exchange risk. In this regard, we note your disclosure in the penultimate bullet point on page 18 that foreign currency exchange rate fluctuations may contribute to variability in your quarterly results. Please provide the required disclosure or tell us why a change in foreign currency exchange rates would not have a material effect.

Business

Industry Background, page 77

Cross-platform Architecture Enhances Player Experience and Economics, page 81

46.   Refer to the last sentence. Please disclose why you believe that it will be challenging for your competitors to replicate your technology infrastructure, as your indicate elsewhere that you have a low cost development and service platform.

Key Strategies, page 92

47.   Here or in another appropriate part of your Business section, please provide disclosure regarding the reason for your shift from selling durable to consumable goods.

48.   Please expand the fourth bullet point to explain your expansion strategy with regard to mobile platforms. We note your disclosure in the third risk factor on page 15 that you "do not yet offer [y]our game on all mobile devices."

Competition, page 97

49.   Please disclose the impact on your competitive position from companies that release similar games in an effort to divert players from your games, as you indicate at the top of page 27.

Government Regulation, page 97

50.   Please tell us what consideration you gave to providing a summary of the material provisions in the data privacy and data security laws of Europe and North America, from which you appear to derive the majority of your revenues.

Related Party Transactions

Shareholders' Agreement, page 109

51.   We note that you intend to file exhibit 4.02 in a subsequent amendment. Please disclose the material terms of the Shareholders' Agreement.

Loan Agreements, page 109

52.   Please disclose the largest amount outstanding on the June 14, 2013 loan to Mr. Kurgan that you disclose in the fifth paragraph in this section. Refer to Item 7.B.2 of Form 20-F. We also note the disclosure that the loan will be repaid in 2013. Tell us when the note will be repaid with regard to the filing of the registration statement.

Principal and Selling Shareholders, page 111

53.   Please expand your definition of beneficial ownership to include the power to receive the economic benefit of ownership of the securities. Refer to General Instruction F of Form 20-F.

54.   Please disclose the natural persons that hold voting and dispositive powers over the shares held by Apax WW Nominees Ltd. Provide equivalent information with regard to the Index Ventures shares not held by Yucca.

55.   Please tell us your legal basis for excluding the E ordinary shares in footnotes (5) and (9).

Shares Eligible For Future Sale

Rule 144, page 130

56.   Please tell us what consideration you gave to disclosing the number of share held by affiliates that are subject to the volume limitation and the number shares that will be eligible for resale by non-affiliates after expiration of the applicable holding and reporting periods. Also tell us what consideration you gave to disclosing the number of shares eligible for resale under Regulation S on page 131.

Notes to the Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue Recognition

(b) Virtual Items, page F-15

57.   We note that you recognize revenue from the sale of virtual items through third party social and mobile platforms based on the gross amount paid by the player. Please provide us with the specific terms and conditions of your arrangements with each major platform provider including Facebook, Google and Apple and tell us the amount of revenue derived from each platform, including your own website, for each period presented. Additionally, provide us with an analysis of how you concluded that gross reporting is appropriate for your arrangements with each platform provider. As part of your response, please tell us how you determined that the gross amount can be reliably measured in circumstances where the platform provider has the ability to determine the price paid by the player. Refer to IAS 18.20 and Illustrative Example 21.

(b) Online skill games, page F-16

58.   We note that revenue from skill games on your King.com website relates to commissions charged based on tournament entry fees. We further note that you record a liability "for bonus money at the point in time when it becomes withdrawable." Please tell us and revise to disclose the following:
- The terms and conditions of skill game tournaments in reasonable detail;
- The typical commission percentage that you charge for these arrangements;
- Where you classify the incentives or bonus money in your statements of operations;
- When the incentives or bonus money becomes withdrawable and your basis for recording a liability at this point in time;

- Whether you collect funds, or entry fees, from players prior to tournament play that is ultimately payable to the winner; and
- Whether you maintain accounts for players and if so, the terms and conditions of such arrangements with players.

Note 9. Tax, page F-20

59.   We note your disclosure on page F-20 of the tax effects of different tax rates for subsidiaries operating in other jurisdictions. Please tell us if you have undistributed profits associated with foreign subsidiaries and if so, whether you have recognized a deferred tax liability (DTL) pursuant to IAS 12.39. To the extent you have you such undistributed profits and meet the criteria for non-recognition of a DTL, please tell us and revise to disclose the aggregate amount of temporary differences associated with such undistributed profits for which DTLs have not been recognized. Refer to IAS 12.81(f).

Note 10. Earnings per share, page F-21

60.   Please provide us with a schedule that supports your calculation of basic weighted average shares outstanding for each period presented.

Note 18. Share-based payments, page F-30

61.   Please revise to disclose the weighted average remaining contractual life of share options outstanding. Refer to IFRS 2.45(d).

Exhibit Index, page II-5

62.   We note that you only include the Facebook Platform Policies, Statement of Rights and Responsibilities, and Development Payment Terms in exhibit 10.12. Please tell us whether you entered into a distribution or similar agreement with Facebook and file a copy of the agreement as an exhibit.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP